Exhibit 4.11

Strategic Cooperation Framework Agreement

Between

Baozun Inc.

And

iClick Interactive Asia Group Limited

Dated January 26, 2021

This STRATEGIC COOPERATION FRAMEWORK AGREEMENT (this “Agreement”), dated as of January 26, 2021, is made by and between:

(1)Baozun Inc., a Cayman Islands exempted company (together with its consolidated subsidiaries and variable interest entity and its subsidiaries, “Baozun”); and

(2)iClick Interactive Asia Group Limited, a Cayman Islands exempted company (together with its consolidated subsidiaries and variable interest entity and its subsidiaries, “iClick”).

Baozun and iClick are each referred to herein as a “Party,” and collectively as the “Parties.”

WHEREAS:

Baozun is a leader and a pioneer in the brand e-commerce service industry in China;

iClick is a leading independent online marketing and enterprise data solutions provider in China;

Baozun and iClick intends to sign this Agreement to initiate business cooperation in connection with the Cooperation Business (as defined below) to integrate resources and leverage the strength of each Party; and

The Parties acknowledge and agree that this Agreement only provides the framework for the business cooperation and supports between the Parties, of which details are subject to discussion, agreement and implementation by the Parties after execution of this Agreement in compliance with applicable law and regulation.

NOW, THEREFORE, the Parties agree as follows:

1.	Definitions.

(1)	“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

(2)

“Annual Gross Merchandise Value” or “Annual GMV” means total amounts of forecasted gross merchandise value for any business in relation to Tencent’s e-commerce business of a brand partner within a specific year.

(3)	“Category A Brand Partners” means brand partners whose Annual GMV equals to or exceeds RMB30 million.

(4)	“Category B Brand Partners” means brand partners whose Annual GMV is less than RMB10 million.

(5)	“Category C Brand Partners” means brand partners whose Annual GMV equals to or exceed RMB10 million but is less than RMB30 million.

(6)

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person; the term “Controlled” has the meaning correlative to the foregoing.

(7)

“Person” means any individual, firm, corporation, partnership, proprietorship, association, limited liability company, firm, union, trust or estate or any other enterprise or entity or organization whether or not having separate legal existence.

(8)	“Cooperation Business” means business on Tencent’s e-commerce ecosystem.

(9)

“Force Majeure” means occurrence of any event after the date of this Agreement which interferes with the performance of all or any part of this Agreement by any of the Parties and is beyond the control, unavoidable, insurmountable, unresolvable by any of the Parties, and unforeseeable upon execution of this Agreement. Such event includes, among others, earthquake, typhoon, floods, pandemics, wars, international or domestic traffic interruption, breakdown of power, network, computer, communications and other systems, strikes (including lock-outs or industrial disturbances), labor disputes, government actions, orders from international or domestic courts. For avoidance of any doubt, such event will not constitute Force Majeure under this Agreement unless it is beyond the control of, unavoidable, insurmountable and unresolvable by the Parties.

(10)	“Period of Cooperation” means the period from the date of this Agreement to the third anniversary of the execution of this Agreement.

(11)	“Tencent” means Tencent Holdings Limited and its consolidated subsidiaries and variable interest entities and its subsidiaries.

2.	CONSENSUS BETWEEN BAOZUN AND ICLICK

2.1.

Baozun and iClick share the same view on the huge potential for future growth of Tencent’s e-commerce ecosystem. The Parties have reached a consensus to form a business cooperation relating to Cooperation Business pursuant to the terms set forth in this Agreement to achieve a win-win situation during the Period of Cooperation.

2.2.

Baozun and iClick shall cooperate to develop a full-cycle closed-loop e-commerce service model, based on the Software-as-a-Service (“SaaS”), covering but not limited to system development, IT services, digital marketing, stores operation, customer services and warehousing and fulfillment services to better serve potential brand partners.

2.3.

Baozun and iClick will continue to maintain the cooperation relationship with their existing brand partners, respectively, and agree to discuss in good faith with each other on the future cooperation with such clients according to the terms set forth in this Agreement.

3.	COOPERATION BUSINESS AND ALLOCATION OF RESPONSIBILITIES

In connection with the Cooperation Business, the Parties agree as follows:

3.1.

Establishing E-commerce Platform. iClick will be responsible to offer SaaS-based IT and system solutions (“E-commerce Platform Setup Services”) for any client who plans to establish its e-commerce infrastructure in the Tencent’s ecosystem. E-commerce Platform Setup Services include but are not limited to:

a.	store setup system;

b.	WeCom/WeChat-based Social CRM system;

c.	Tencent’s ecosystem-based customer data platform;

d.	marketing automation system; and

e.	additional customization and technology implementation services (“Additional Services”) based on the aforementioned SaaS products.

Notwithstanding any of the foregoing, Baozun will reserve its rights to provide Additional Services for brand partners if so required by such brand partners; the exercise of such rights shall be subject to prior consultation with iClick, and Baozun will communicate with iClick in advance in good faith regarding the detailed arrangement in connection with these Additional Services.

3.2.

Online Operation and Services. Baozun will be responsible to provide online operation and services (“Online Operation and Services”) for clients to fulfill clients’ demand in order generation and order fulfillment in Tencent’s ecosystem on the basis of online transactions. Online Operation and Services include but are not limited to:

a.	performance-based advertising;

b.	online-store operation, including product and consumer operations;

c.	customer service;

d.	warehousing and fulfillment; and

e.	back-end systems, such as OMS, WMS, ROSS, selling machines and other retail operation tools.

3.3.

Jointly Developing Traffic Platforms within Tencent’s Ecosystem. Baozun and iClick shall work together to build traffic platforms jointly owned by Baozun and iClick within Tencent’s ecosystem. The purpose of such platform is to integrate the public traffic accessible to Baozun and iClick, and complement it with private traffic of the platforms jointly owned by Baozun and iClick to attract new and existing brand partners to Tencent’s ecosystem and achieve economies of scales. Leveraging effective utilization of the consumer data collected from multiple channels by both Parties in full compliance with applicable laws and regulations, this platform is expected to benefit brand customers with effective allocation and distribution of traffic.

4.	COOPERATION MECHANISM

4.1.	Business Cooperation Arrangements

a.	Creation of Solution Package. Baozun and iClick shall work closely to create a full-cycle closed-loop solution package to be delivered to potential brand partners.

b.

Routine Communication. Baozun and iClick shall each designate a working team with at least two key members to maintain a bi-weekly communication mechanism and, to the extent permitted by applicable laws and regulations, subject to any confidentiality obligations, transparently share potential projects and clients pipeline in the ecosystem of Tencent with each other; any such confidentiality obligations to any third party shall be agreed by the relevant Party with such third party in good faith.

c.

Client Arrangements. Baozun shall lead the business development, cooperation and negotiation and execution of business agreements with Category A Brand Partners in connection with the Cooperation Business, while iClick shall lead the business development, cooperation and negotiation and execution of business agreements with Category B Brand Partners in connection with the Cooperation Business. Baozun will also take the lead, in principle, in the aforementioned activities with Category C Brand Partners in connection with the Cooperation Business and will discuss with iClick in a good faith on relevant arrangements.

d.

Subcontractor Arrangement. To the extent permitted by applicable laws and regulations, subject to any confidentiality obligations, Baozun and iClick both agree to share relevant opportunities and discuss in good faith with the other Party on the subcontracting arrangements if any of them signs any agreements with clients in relation to the services or products included in the Cooperation Business unless otherwise required by the brand partner(s); any such confidentiality obligations to any third party shall be agreed by the relevant Party with such third party in good faith. Specifically:

1)	Baozun shall subcontract E-commerce Platform Setup Services to iClick if Baozun signs any services agreements in connection with the Cooperation Business.

2)	iClick shall subcontract Online Operation and Services to Baozun if iClick signs any service agreements in connection with the Cooperation Business.

4.2.	Technology Integration and Cooperation

a.

Baozun and iClick IT teams shall routinely work together to open the application programming interfaces (“API”) in order to integrate the front-end and back-end operating systems in the Cooperation Business. iClick shall be mainly responsible for the development of SaaS-based front-end functions, and Baozun shall be mainly responsible for development of back-end functions in relation to the order-based transaction, generation and fulfillment platform.

b.

Reserved Rights. To ensure the integration of future developed technologies, functions or platforms, to the extent permitted by applicable laws and regulations, subject to any confidentiality obligations, Baozun is entitled to the rights to review and provide advice to any technologies or tools developed by iClick in relation to the services or products provided in this Agreement; any such confidentiality obligations to any third party shall be agreed by the relevant Party with such third party in good faith.

4.3.

Establishment of Platform Jointly Owned by the Parties. Baozun and iClick shall work closely on the research and development for purposes of establishing any platform in connection with the Cooperation Business that will be jointly owned by Baozun and iClick in the future. The platform may include but is not limited to:

a.	traffic management and targeted advertising platform, primarily based on Tencent’s ecosystem;

b.

efficient management, use and distribution mechanisms formulated and used for Cooperation Business with respect to traffic acquired by Parties, individually or jointly, through purchase, low-cost business development, testing, offline-to-online flows, in full compliance with applicable laws and regulations;

c.

effective approaches researched and developed to optimizing the use of consumer data collected from multiple channels by both Parties in full compliance with applicable laws and regulations, which will guide the targeted advertising described in paragraph 4.3(a) and improve the data insights in connection with paragraph 3.1(c); and

d.

reasonable, legal data application strategies and guidelines that are researched and established by Parties in compliance with industry standards and applicable laws and regulations, which will guide the implementation of 4.3(c).

5.	Other Covenants

Both Parties agree to make best efforts to negotiate in good faith on the provisions in Sections 2, 3 and 4 of this Agreement. The details to execute and implement such provisions may be provided in any supplemental or ancillary agreement to ensure operation by both Parties in accordance with and for purpose of this Agreement. If any provision set forth in Section 2, 3 and 4 of this Agreement needs to be amended due to reasonable causes, both Parties also agree to negotiate and discuss in good faith.

The Parties shall cooperate to ensure compliance with applicable laws and regulations in the operation of the Cooperation Business. Each Party shall obtain and maintain all licenses and approvals required to operate the Cooperation Business.

6.	Non-disclosure and Use of Information

The Parties acknowledge and agree that any oral or written information exchanged between each other in connection with this Agreement and the existence and any content of this Agreement are confidential and shall be kept in confidence by each Party, and may not be disclosed to any third party without prior written consent of the other Party, except for: (1) any information which has been available to the general public not disclosed by the receiving Party or any of its Affiliates; (2) any information required for disclosure by any applicable law, competent government agency, stock exchange, exchange rules or guidelines, under which circumstance and to the extent permitted by law, the disclosing Party will notify the other Party in advance so that the Parties will reach agreement regarding the scope and content of such disclosure; or (3) any information provided by any Party to its legal or financial advisor on as-need basis, provided that such legal or financial advisor will also comply with non-disclosure provisions similar to this Section. The Parties agree to use the confidential information provided by the other Party only in connection with this Agreement and, at the request of the providing Party, destroy or return such confidential information upon the termination of this Agreement. Any Party will be liable for breach of this Section by any Party’s Affiliate, any employee of such Affiliate or any of its advisors which breach will be deemed breach by such Party. This Section 6 shall survive any termination or expiration of this Agreement for any reason.

7.	Taxes

Each Party will bear any and all of its own taxes arising from execution and performance of this Agreement.

8.	Representations and Warranties

8.1.	Each Party represents and warrants to the other Party that:

a.	It is a company duly incorporated and validly existing;

b.	It has the power to enter into this Agreement, and its authorized representative has the full authority to execute this Agreement on its behalf;

c.

Other than submissions to the U.S. Securities and Exchange Commission and, with respect to Baozun, the Hong Kong Stock Exchange, no filing with or notice with any government agency, and no license, consent, permit or any other approval from any government agency or any third party is required in connection with its execution, delivery and performance of this Agreement; and

d.	It is capable to perform its obligations under this Agreement, and such performance shall not violate any provision of its articles of association or any other organizational document.

8.2.

If any legal document signed by it prior to the date of this Agreement has any conflict with any term of this Agreement, it will notify the other Party in writing so that the Parties may resolve such conflict amicably and through good faith negotiations. It will also be liable to the extent of the Indemnity Cap (as defined in Section 10 of this Agreement) for any loss incurred by the other Party arising from such conflict.

8.3.

If any consent, agreement or approval from any third party is found necessary during its performance of this Agreement, it will notify the other Party in writing within 30 days and make best efforts to obtain such consent, agreement or approval; if such consent, agreement or approval fails to be obtained within a reasonable period, it will provide a resolution for such issue acceptable to the other Party.

9.	Force Majeure and Limited Liabilities

Any delay in performance of this Agreement arising from any Force Majeure event will not constitute breach of this Agreement by any of the Parties. Neither Party will be liable for any damages arising thereof, provided such Party will make efforts to eliminate the cause of such delay and exert commercially reasonable efforts (including without limitation seeking and using any alternative ways and methods) to eliminate any damage caused by such Force Majeure event, and notify the other Party of the occurrence and the potential damages of such Force Majeure within 15 business days (excluding the day of notice) when the elements of such Force Majeure are eliminated. During delayed performance of this Agreement, the Party encountering the Force Majeure event will implement reasonable alternatives or take any other commercially reasonable action to facilitate performance of its obligations under this Agreement until such delay is eliminated.

10.	Breach Liability

10.1.

Any of the Parties (the “Indemnifying Party”) shall indemnify and hold the other Party and its respective directors, officers, employees, Affiliates, agents, auditors, or advisors (collectively, the “Indemnified Party”) harmless from and against any losses, claims, damages, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, and any taxes or levies that may be payable by such person by reason of the indemnification of any indemnifiable loss hereunder (collectively, “Losses”) resulting from or arising out of: (i) the breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any schedule or exhibit hereto; or (ii) the violation or nonperformance, partial or total, of any covenant or agreement of the Indemnifying Party contained in this Agreement for reasons other than gross negligence, fraud or willful misconduct of the Indemnified Party. In calculating the amount of any Losses of the Indemnified Party hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments, if any, that have been actually and irrevocably received by the Indemnified Party with respect to such Losses.

10.2.

If any third-party shall notify the Indemnified Party in writing with respect to any matter involving a claim by such person (a “Third Party Claim”) which the Indemnified Party believes would give rise to a claim for indemnification against the Indemnifying Party under this Section 10, then the Indemnified Party shall promptly (i) notify the Indemnifying Party thereof in writing within thirty (30) days of receipt of notice of such claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim, if any, and the basis of the Indemnified Party’s request for indemnification under this Agreement.

10.3.

Upon receipt of a Claim Notice with respect to a Third Party Claim, the Indemnifying Party shall have the right to assume the defense of any Third Party Claim by, within thirty (30) days of receipt of the Claim Notice, notifying the Indemnified Party in writing that the Indemnifying Party elects to assume the defense of such Third Party Claim, and upon delivery of such notice by the Indemnifying Party, the Indemnifying Party shall have the right to fully control and settle the proceeding, provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

10.4.

If requested by the Indemnifying Party, the Indemnified Party shall, at the sole cost and expense of the Indemnifying Party, cooperate reasonably with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the person asserting the Third Party Claim or any cross complaint against any person. The Indemnified Party shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim, other than any privileged communications between the Indemnifying Party and its counsel, and shall be entitled, at its sole cost and expense, to retain separate co-counsel and participate in, but not control, any defense or settlement of any Third Party Claim assumed by the Indemnifying Party pursuant to Section 10.3.

10.5.

In the event of a Third Party Claim for which the Indemnifying Party elects not to assume the defense or fails to make such an election within thirty (30) days of its receipt of the Claim Notice, the Indemnified Party may, at its option, defend, settle, compromise or pay such action or claim at the expense of the Indemnifying Party; provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

10.6.

In the event the Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s best estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

10.7.

Notwithstanding the foregoing, the Indemnifying Party shall have no liability (for indemnification or otherwise) with respect to any Losses, singly or in the aggregate, in excess of the aggregate indemnity cap of US$3 million (the “Indemnity Cap”).

10.8.

This Section 10 will be included in any agreement made between any Party and any of its Affiliates in connection with this Agreement. For the avoidance of doubt, any indemnity included in such agreements will be subject to the Indemnity Cap.

11.	Governing Law and Dispute Resolution

11.1.

Execution, validity, interpretation, performance, amendment and termination of this Agreement and resolution of any dispute arising thereof shall be governed by the laws of Hong Kong without regard to principles of conflicts of laws.

11.2.

Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. If the first two Arbitrators fail to nominate the third Arbitrator within 10 days after receipt of a Party’s nomination of the third Arbitrator, the Chair or co-Chair of HKIAC shall nominate the third Arbitrator.

11.3.

Any Party may seek interim injunctive relief, provisional rulings or other interim relief from a court of competent jurisdiction, both before and after the Arbitrators have been appointed, at any time up until the Arbitrators have made their final award.

11.4.	The award rendered by the arbitral tribunal shall be non-appealable, final, binding and conclusive on the Parties. Judgment on the award may be entered in any court of competent jurisdiction.

11.5.

Each Party agrees that money damages may not be a sufficient remedy for any breach of this Agreement by the other Party and that the injured Party shall be entitled to seek, and the other Party will not oppose the granting of, equitable relief, including injunction and specific performance, in the event of any such breach, in addition to all other remedies available to the injured party at law or in equity.

11.6.

During arbitration of any dispute arising from interpretation or performance of this Agreement, other than the matter under dispute, each Party shall continue to have all of its rights and obligations under this Agreement.

12.	Miscellaneous

12.1.

Any amendment or supplement to this Agreement shall be made in writing. Any amendment or supplement hereto duly executed by the Parties will be an integral part of and have the same effect with this Agreement.

12.2.

Without prior written consent of the other Party, neither Party may transfer any of its rights and obligations under this Agreement to any third party, except that it may delegate its Affiliate to perform its obligations under this Agreement.

12.3.

Unless otherwise provided, during the term of this Agreement, neither Party may make any negative comment on the other Party, including without limitation any comment regarding corporate image, branding, product design, development, application, business strategy and all other corporate or product information of the other Party.

12.4.

This Agreement shall be effective upon its execution by the parties and effective during the Period of Cooperation. Once effective, this Agreement will constitute the entire agreement and understanding between the Parties in respect of the subject matter under this Agreement, and supersede any and all agreements and understanding, oral or written, made by the Parties prior to the date of this Agreement.

12.5.

This Agreement shall terminate (i) automatically at the end of the third anniversary of the date of this Agreement or (ii) immediately upon written notice of termination by the non-defaulting Party due to the non-completion of the subscription and issuance of iClick shares to Baozun pursuant to the terms of a share subscription agreement dated the date hereof between the Parties hereto.

12.6.

If any provision herein is held invalid, illegal or unenforceable, it will not affect the validity, legality or enforceability of the remainder of this Agreement. The Parties shall negotiate in good faith to address such invalid, illegal or unenforceable provision with the view to realizing the original business intent as much as possible.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date first above written.

Baozun Inc.

By:	/s/ Vincent Wenbin Qiu
Name:	Vincent Wenbin Qiu
Title:	Chief Executive Officer

[Signature Page to Strategic Cooperation Framework Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date first above written.

iClick Interactive Asia Group Limited

By:	/s/ Jian Tang
Name:	Jian Tang
Title:	CEO

[Signature Page to Strategic Cooperation Framework Agreement]